UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Clearway Energy, Inc.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

18539C 105

(CUSIP Number of Class of Securities)

Kevin P. Malcarney

Executive Vice President, General Counsel and Corporate Secretary

Clearway Energy, Inc.

300 Carnegie Center, Suite 300

Princeton, NJ 08540

(609) 608-1525

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

    M. Preston Bernhisel
Baker Botts L.L.P.
2001 Ross Ave, Suite 1000
Dallas, TX 75201
(214) 953-6783

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made by Clearway Energy, Inc., a Delaware corporation (the “Company”), before the commencement by the Company of an offer to exchange (the “Potential Exchange Offer”) any and all shares of the Company’s Class A common stock, par value $0.01 per share (the “Class A common stock”), tendered in the Potential Exchange Offer for shares of the Company’s Class C common stock, par value $0.01 per share (the “Class C common stock”).

Attached is the definitive proxy statement (the “Definitive Proxy Statement”) for the Annual Meeting of Stockholders of the Company to be held on April 29, 2026 (the “Annual Meeting”), which contains a proposal to approve a Second Amended and Restated Certificate of Incorporation of the Company (the “Amended Charter”) that would, among other things, convert each share of Class A common stock into one share of Class C common stock.

As discussed in the Definitive Proxy Statement, if the stockholders of the Company do not approve the Amended Charter at the Annual Meeting, the Company intends to pursue certain transactions or other actions to cause all or a portion of the shares of Class A common stock to no longer be outstanding, or to otherwise simplify the class structure of the Company’s capital stock, which actions may include the Potential Exchange Offer. In exchange for each share of Class A common stock properly tendered (and not validly withdrawn) in the Potential Exchange Offer, participating holders of Class A common stock would receive one share of Class C common stock. The complete terms and conditions of the Potential Exchange Offer would be set forth in an Offer to Exchange and related letter of transmittal that would be filed with the Securities and Exchange Commission (the “SEC”) under cover of Schedule TO and sent to holders of shares of Class A common stock.

The Potential Exchange Offer has not yet commenced and will only be commenced, if at all, if the Company’s stockholders do not approve the Amended Charter at the Annual Meeting. Even if the Amended Charter is not approved at the Annual Meeting, the Company may decide not to commence the Potential Exchange Offer. The Company will file a Tender Offer Statement on Schedule TO with the SEC if and when the Potential Exchange Offer commences.

THE DEFINITIVE PROXY STATEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF CLASS A COMMON STOCK, NOR IS IT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SHARES OF CLASS C COMMON STOCK. THE DEFINITIVE PROXY STATEMENT IS NOT A SOLICITATION FOR ACCEPTANCE OF ANY POTENTIAL EXCHANGE OFFER. ANY POTENTIAL EXCHANGE OFFER WILL BE MADE ONLY BY, AND PURSUANT TO THE TERMS OF, THE OFFER TO EXCHANGE, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS FILED WITH THE SEC WITH RESPECT TO SUCH POTENTIAL EXCHANGE OFFER, IF APPLICABLE. HOLDERS OF SHARES OF CLASS A COMMON STOCK SHOULD READ THE TENDER OFFER MATERIALS CAREFULLY WHEN THOSE MATERIALS BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL EXCHANGE OFFER. The Company’s stockholders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Corporate Secretary, at 300 Carnegie Center, Princeton, New Jersey 08540.

NONE OF THE COMPANY, ITS BOARD OF DIRECTORS, ITS OFFICERS OR EMPLOYEES NOR ANY OTHER PERSON IS MAKING ANY RECOMMENDATION IN CONNECTION WITH ANY POTENTIAL EXCHANGE OFFER OR ANY SOLICITATION FOR TENDERS IN ANY POTENTIAL EXCHANGE OFFER.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Definitive Proxy Statement for the Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 24, 2026).